

Mail Stop 3561

December 5, 2017

Ronald L. Stotish
Chief Executive Officer
AquaBounty Technologies, Inc.
2 Mill & Main Place, Suite 395
Maynard, Massachusetts 01754

> **Re:** **AquaBounty Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2017**
> **File No. 333-221435**

Dear Mr. Stotish:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that Intrexon Corporation has indicated an interest in purchasing a minimum of $7.5 million of shares in the offering if "the aggregate proceeds to [you] from this offering are $20 million." Please revise to clarify whether the $20 million amount includes Intrexon Corporation's investment or if their investment would be in addition to that amount. In this regard, please clarify if the $20 million amount is a threshold amount before Intrexon Corporation would purchase shares or clarify if the $20 million includes that stockholder's $7.5 million indicated interest.

Use of Proceeds, page 30

2. Please refer to the third paragraph. Please revise to more specifically identify and quantify the principal intended uses of the net proceeds. Refer to Item 504 of Regulation S-K. Additionally, we note your disclosure that you intend to use certain net proceeds to complete construction and renovations of your facilities in Rollo Bay and Indiana. To the extent material amounts of other funds are necessary to accomplish this purpose, please revise to state the amounts of other funds needed to accomplish this purpose and the sources thereof. For guidance, refer to Item 504 of Regulation S-K and Instruction 3 thereto.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Jocelyn M. Arel, Esq.
        Goodwin Procter LLP